Leo Holdings Corp. II

100 Wilshire Boulevard

Los Angeles, California 90401

October 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE Washington, D.C. 20549

Attn: Jeffrey Lewis, Robert Telewicz, David Link, Brigitte Lippmann

Re:	Leo Holdings Corp. II
Draft Registration Statement on Form S-1
Submitted September 15, 2020
CIK No. 0001824153

Ladies and Gentlemen:

This letter sets forth responses of Leo Holdings Corp. II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated October 8, 2020, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the draft Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the draft Registration Statement with this letter.

Draft Registration Statement on Form S-1

General

1.

Staff’s comment: We note that the warrants in the units are not registered on the facing page of your registration statement; however, you indicate that the warrants will be separately traded on the 52nd day following the date of the prospectus. It is also unclear why you are registering 4,197,500 shares issuable upon the redemption of warrants. Please advise us or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has updated the Registration Statement to replace on the facing page of the Registration Statement the 4,197,500 shares issuable upon the redemption of warrants with the warrants and accordingly register the warrants.

Certain Relationships and Related Party Transactions, page 122

2.	Staff’s comment: Please revise to address the potential payment of a finder’s fee to independent directors or strategic advisors in connection with locating the target business.

Response: The Company acknowledges the Staff’s comment and has updated the Registration Statement to address the potential payment of a finder’s fee to independent directors or strategic advisors in connection with locating the target business.

Exhibits and Financial Statement Schedules, page II-2

3.

Staff’s comment: We note you have included a consent for Robert Bensoussan who is not named in the filing. Please revise to include a consent for Jeffrey Sonnenfeld who is named as a director nominee in the filing.

Response: The Company acknowledges the Staff’s comment and has updated the Registration Statement to replace consent of Robert Bensoussan with consent of Jeffrey A. Sonnenfeld.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
Co-Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP

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